# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: INNOVIVA, INC., CIK 0001080014
CUSIP: 45781M101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1350 OLD BAYSHORE HIGHWAY, SUITE 400, BURLINGAME, California (CA), 94010
Date of event which requires filing of this statement: 03/13/2025
Amends the filing with accession number 0001104659-19-010200
Filed by CIK 0001577524
Persons authorized to receive notices and communications: Mark DiPaolo, General Counsel, Sarissa Capital Management LP, 660 Steamboat Road, 3rd Floor, Greenwich, Connecticut (CT), 06830, 203-302-2330

## Reporting persons
- Sarissa Capital Management LP (CIK 0001577524): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,966,022; sole dispositive power 0; shared dispositive power 2,966,022; aggregate amount beneficially owned 2,966,022 (4.7% of the class)
- DENNER ALEXANDER J (CIK 0001361754): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,966,022; sole dispositive power 0; shared dispositive power 2,966,022; aggregate amount beneficially owned 2,966,022 (4.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: INNOVIVA, INC.
Address of issuer's principal executive offices: 1350 OLD BAYSHORE HIGHWAY, SUITE 400, BURLINGAME, California (CA), 94010
Comment: This statement constitutes Amendment No. 5 to the Schedule 13D of the Reporting Persons ("Amendment No. 5") relating to the Common Stock, par value $0.01 per share (the "Shares"), issued by Innoviva, Inc. (the "Issuer"), and hereby amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 25, 2019, as amended by Amendment No. 1 thereto filed on December 14, 2020, Amendment No. 2 thereto filed on May 25, 2021, Amendment No. 3 thereto filed on May 15, 2023, and Amendment No. 4 thereto filed on March 7, 2025, and collectively with this Amendment No. 5 (the "Schedule 13D"), to furnish the additional information set forth herein. This Amendment No. 5 amends the Schedule 13D as specifically set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended to add the following:
The information contained in Item 5 of Amendment No. 5 is incorporated by reference herein, as applicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 (a), (b), (c) and (e) of the Schedule 13D are hereby amended and restated as follows:
At the close of business on March 14, 2025, the Reporting Persons may be deemed to beneficially own, in the aggregate, 2,966,022 Shares representing approximately 4.73% of the Issuer's outstanding Shares (based upon 62,675,545 Shares stated to be outstanding as of February 14, 2025 by the Issuer in the Issuer's Form 10-K filed with the Securities and Exchange Commission on February 26, 2025).
Number of shares as to which each person has sole or shared power to vote or dispose: All of the Shares for which Sarissa Capital and Dr. Denner may be deemed to have beneficial ownership are held directly by the Sarissa Funds for which Sarissa Capital serves as the investment advisor. Sarissa Capital, as the investment advisor to the Sarissa Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 2,966,022 Shares held by the Sarissa Funds. By virtue of his position as the Chief Investment Officer of Sarissa Capital and as the managing member of Sarissa Capital's general partner, Dr. Denner may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 2,966,022 Shares held by the Sarissa Funds.
Transactions in the class effected during the past sixty days:
On March 10, 2025, the Sarissa Funds disposed of 123,476 Shares at a weighted average price of $17.5280 per Share, in open market transactions at prices ranging from $17.48 to $17.63, inclusive, for an aggregate price of $2,164,287.
On March 11, 2025, the Sarissa Funds disposed of 73,999 Shares at a weighted average price of $17.6692 per Share, in open market transactions at prices ranging from $17.60 to $17.76, inclusive, for an aggregate price of $1,307,503.
On March 12, 2025, the Sarissa Funds disposed of 226,800 Shares at a weighted average price of $17.5004 per Share, in open market transactions at prices ranging from $17.50 to $17.56, inclusive, for an aggregate price of $3,969,102.
On March 13, 2025, the Sarissa Funds disposed of 1,846,864 Shares at a weighted average price of $17.0605 per Share, in open market transactions at prices ranging from $17.00 to $17.43, inclusive, for an aggregate price of $31,508,476.
The Reporting Persons undertake to provide, upon request by the Staff of the SEC, full information regarding the number of Shares sold at each separate price. As of the close of business on March 14, 2025, except as set forth above, the Reporting Persons did not transact in the Shares in the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of the close of business on March 13, 2025, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares and are no longer subject to the reporting requirements of Rule 13d-1(a) of the Exchange Act.

## Signatures
- Sarissa Capital Management LP: /s/ Mark DiPaolo, Mark DiPaolo/General Counsel (03/17/2025)
- DENNER ALEXANDER J: /s/ DENNER ALEXANDER J, DENNER ALEXANDER J (03/17/2025)